Filed by GigOptix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endwave Corporation

Commission File: 000-31635

February 8, 2011

GigOptix, Inc.

2300 Geng Road

Suite 250

Palo Alto, CA 94303

Dear Valued Supplier,

As our valued partner important to our ongoing success, we would like to inform you that we signed a definitive agreement under which GigOptix, Inc. will acquire Endwave Corporation. The new company, combining GigOptix optical products and Endwave high frequency MMICs and modules, creates a unique new company offering industry leading performance for optical and wireless communications. The merged company will retain the name GigOptix, Inc.

We believe this merger will create a company uniquely qualified to address the market’s growing demands for high speed solutions in both optical and wireless networks while simplifying our customers’ logistical requirements. Our intention is to continue to sell and to develop products from both companies’ product lines to better serve our customers while consolidating volumes where possible to optimize cost savings. However, our primary goal will be to maintain the standard of quality that we have relied on you to deliver, and that our mutual customers have come to expect.

Our objective is to make this a smooth transition. We sincerely hope that during the coming months we will be able to rely on your support so that we can respond to the demand for our products while this transaction is closing. Let us assure you that all the active business relationships that we have with our partners and suppliers will remain in place as we pursue the closing of this transaction and we look for your continued support.

Once the combined company is operational, we will work with you to further improve the supply chain and to maximize the benefits of any increased volumes. Upon the closing of the transaction, which is expected in the second quarter, we will make every endeavor to keep you informed of the integration process. As always, we appreciate your support and look forward to working with you.

For more information about the companies, please visit www.gigoptix.com and www.endwave.com. The official press release, dated February 7, 2011, and presentation can be found on both sites.

GigOptix, Inc. — 2300 Geng Road, Suite 250 — Palo Alto, CA 94303 USA

phone: 650.424.1937 — fax: 650.424.1938 — www.gigoptix.com

Best regards,

/s/ Avi Katz	/s/ John Mikulsky

Avi Katz	John Mikulsky
Chief Executive Officer	Chief Executive Officer
GigOptix, Inc.	Endwave Corporation

Forward Looking Statements

Statements made in this communication, other than statements of historical fact, are forward-looking statements, including any statement that refers to expectations, projections or other characterizations of future events or circumstances and those which can be identified by the use of forward-looking terminology such as “expects,” “plans,” “may,” “should,” or “anticipates” and other similar expressions. Forward-looking statements are subject to a number of known and unknown risks, which might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include the impact of merger with respect to reduction in time and costs to develop new products, the ability to cross-sell to new clients, the success of product sales in new markets, the amount of cost savings, the ability to integrate the team, the new management and the new directors, and those risks and uncertainties described in GigOptix’ and Endwave’s periodic reports filed with the Securities and Exchange Commission (the “SEC”), and in news releases and other communications. GigOptix and Endwave disclaim any intention or duty to update any forward-looking statements made in this release.

Additional Information About This Transaction

This communication shall not constitute an offer of any securities for sale. In connection with the proposed transaction, GigOptix will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement/prospectus will be mailed to stockholders of Endwave. GigOptix and Endwave urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by GigOptix and Endwave with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by GigOptix or Endwave with the SEC relating to the proposed transaction may also be obtained for free by accessing GigOptix’s web site at www.gigoptix.com by clicking on the link for “Investor”, then clicking on the link for “SEC Filings”, or by accessing Endwave’s web site at www.endwave.com and clicking on the “Company” link and then clicking on the link for “SEC Filings” underneath the heading “Investor Relations”.

Participants in the Merger

GigOptix, Endwave and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Endwave stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Endwave stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about GigOptix’s executive officers and directors in GigOptix’s definitive proxy statement filed with the SEC on October 28, 2010. You can find information about Endwave’s executive officers and directors in Endwave’s definitive proxy statement filed with the SEC on June 11, 2010. You can obtain free copies of these documents from the sources indicated above. You may obtain additional information regarding the direct and indirect interests of GigOptix, Endwave and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.